Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of December 12, 2011, reviews Pacific Rim Mining Corp.’s (collectively, with its subsidiaries, “Pacific Rim” or “the Company”) business and financial performance for the three and six month periods ended October 31, 2011 (“Q2 2012”), in comparison to the three and six months ended October 31, 2010 (“Q2 2011”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s Q2 2012 Interim Consolidated Financial Statements and accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements. This MD&A is also intended to supplement and complement the Company’s annual audited financial statements and notes, annual MD&A and Annual Information Form, and as such, should be read in conjunction with these documents available on SEDAR (www.sedar.com) and at the Company’s website (www.pacrim-mining.com). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Nature of Operations

Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company recently acquired a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”)), and, Panamanian subsidiary (Minera Verde, S.A. (“Minera Verde”)), inclusive.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “CAFTA/ILES” action). Notwithstanding the ongoing CAFTA/ILES legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to renewing its advancement of the El Dorado project.

While the El Dorado project awaits resolution, Pacific Rim has renewed its focus on exploration initiatives. The Company recently acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada and commenced field exploration of this project in recent months. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama. The Company’s focus is currently on evaluating the results of its recent field surveys at the Hog Ranch project in preparation for a Phase 1 drill program, on continuing efforts to secure the El Dorado mining permit while PacRim’s CAFTA/ILES action proceeds, and on the continued search for additional project acquisitions.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

1.1 Significant Events

No significant technical or corporate events occurred during the three months ended October 31, 2011.

1.2 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms. Additional funding will be required in the future to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA/ILES arbitration and negotiation.

Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 13.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the three month period ended October 31, 2011, Pacific Rim recorded a loss of $(0.8) million or $(0.00) per share, compared to a loss of $(1.3) million or $(0.01) per share for the three month period ended October 31, 2010. The $0.5 million reduction in loss period over period is primarily a result of increased exploration expenses related to the Company’s return to active exploration and increased stock-based compensation expenses related to a stock option grant during Q2 2012 for which there was no comparable item during Q2 2011. These expenses were offset in part by a $(0.4) million unrealized gain on derivative liability recorded for Q2 2012 related to warrants issued by the Company in contrast to an unrealized loss of $0.6 million during Q2 2011.

During the first six months of fiscal 2012 the Company’s cash and cash equivalents increased by $1.6 million from $0.3 million at April 30, 2011 to $1.7 million at October 31, 2011. Short-term investments also increased from $0.8 million at April 30, 2011 to $1.1 million at October 31, 2011. As a result of these increases in cash and cash equivalents and short-term investments, current assets increased by $1.8 million during the first six months of fiscal 2012, from $1.2 million at April 30, 2011 to $3.0 million at October 31, 2011. This increase reflects the cash proceeds of a private placement equity financing undertaken by the Company that closed during Q1 2012 offset by cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA/ILES action.

At October 31, 2011 the Company had current liabilities of $1.5 million, marginally lower than the April 30, 2011 balance of $1.6 million due to a slight decrease in accounts payable and accrued liabilities. The $1.8 million increase in current assets combined with the marginal decrease in current liabilities, resulted in a $1.9 million increase in working capital from $(0.4) million at the end of fiscal 2011 to $1.5 million at the end of Q2 2012.

Significant issues facing the Company during fiscal 2012 (and beyond) include: ICSID’s decision of the GOES’s Jurisdiction Objection; the Company’s ability to secure adequate financing for exploration expenses, maintenance of the El Salvador properties, general working capital purposes, and the continuation of PacRim’s CAFTA/ILES action; the execution and outcome of the Company’s Phase 1 exploration work program at the Hog Ranch property; the potential signing of a formal option agreement to acquire the Remance project; commencement of an exploration and drilling program on the Remance project if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2012 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6, 13, and 15 below.]

2. Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects, and is the operator of the Hog Ranch property in Nevada (on which property the Company has the option to earn a 65% joint venture interest). Through an existing letter of intent, the Company has the option to acquire a 100% interest in the Remance gold property in Panama. The Company has not, to date, signed a final acquisition agreement for this project as there is uncertainty as to whether the Remance mining permit term will be extended. (additional details are provided in Section 2.3 below). The Company is evaluating a number of mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts.

The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects in El Salvador, during Q2 2012. The Company ceased exploration activities designed to advance its Salvadoran exploration projects in July 2008 when it became apparent that its efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, and that support for mining in El Salvador by the GOES was in question. This exploration hiatus continued during Q2 2012.

Background information regarding the Company’s El Salvador exploration projects is provided in its 2011 Year End Managements Discussion and Analysis (2011 MD&A) available at www.pacrim-mining.com or www.sedar.com.

2.1 El Dorado Gold Project, El Salvador

2.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES, owns 100% of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources.

Readers are referred to the Company’s 2011 MD&A for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

2.1.2 Q2 2012 Developments

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. While the Company did not conduct any significant exploration work to further advance the El Dorado project during Q2 2012 it did continue to conduct care and maintenance responsibilities, baseline environmental data collection, community consultations and charitable endeavours. During Q2 2012 the Company also continued its efforts to secure the El Dorado mining permit by attending meetings with key stakeholders and participating in various GOES administrative and legislative initiatives and studies focused on mining in El Salvador.

2.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s 2011 MD&A. There were no material developments in the Company’s application for environmental or exploitation permits during Q2 2012.

2.1.4 CAFTA / El Salvador Investment Law Arbitration

A thorough description of PacRim’s action brought against the GOES through the provisions of CAFTA and the Investment Law of El Salvador is available in the Company’s 2011 MD&A.

On May 2 - 4, 2011 hearings were held at ICSID headquarters in Washington, DC in order for the ICSID Tribunal to hear argument and witness testimony regarding an objection (the “Jurisdiction Objection”) filed by the GOES during fiscal 2011 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. As with the Preliminary Objection filed earlier by the GOES and on which the ICSID tribunal ruled in August 2010 in favour of PacRim, PacRim asserts the Jurisdiction Objection is without merit and looks forward to the Tribunal’s decision, anticipated in the first quarter of calendar 2012. If the GOES is unsuccessful in its Jurisdiction Objection, the CAFTA/ILES action is expected to proceed to the merits phase during fiscal 2012.

[The previous paragraph contains a forward-looking statement based on management’s understanding of ICSID’s processes regarding the CAFTA/ILES action. Should the GOES be granted a favorable ruling in its Jurisdiction Objection, all or parts of the CAFTA/ILES action may not proceed as planned. ]

Copies of all written testimony and filings made in connection with PacRim’s CAFTA/ILES action, on behalf of both the claimant and respondent, are available at ICSID’s website www.icsid.worldbank.org.

2.1.5 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s 2011 Annual MD&A, or its March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of a legal dispute under the auspices of the CAFTA international trade treaty and the Investment Law of El Salvador, as discussed above.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact relative to other gold operations worldwide. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project (available on SEDAR at www.sedar.com), and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2012 and for the foreseeable future.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the El Dorado project in the current fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2012 and beyond may not occur as planned.]

2.2 Hog Ranch Gold Project, Nevada

During Q1 2012, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Definitive Agreement (with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno. Final regulatory approval was received on July 8, 2011, the effective date (as defined in therein) of the Hog Ranch Agreement

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. Details of the payment schedule and other terms of the Hog Ranch Agreement, as well as background information regarding the Hog Ranch property, are provided in the Company’s 2011 Annual MD&A.

During Q2 2012 the Company continued its Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch, and the staking of additional claims. At present, the Company’s field results are being compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which will be used in the coming weeks to target drill hole locations. During Q3 2012 the Company expects to submit a drill permit application for a 10-

15-hole drill program at Hog Ranch, which is expected to commence in mid-calendar 2012 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the Hog Ranch project during fiscal 2012 and beyond. This expectation is based on various assumptions including but not limited to: the results of early-stage evaluation of the Hog Ranch property and existing data; the ability to secure future financing; the ability to secure necessary permits; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2012 and beyond may not occur as planned.]

2.3 Remance Gold Project, Panama

During fiscal 2011, the Company, through its Panamanian subsidiary Minera Verde, signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. The extension denial by the Ministry of Commerce and Industry is highly suspicious and diplomatic efforts are aimed at pointing out these irregularities in an attempt to overturn the decision. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”).

[The foregoing paragraph contains forward-looking statements regarding the Company’s potential plans for the Remance project during fiscal 2012 and beyond. These plans are based on various assumptions including but not limited to Minera Clifton’s successful appeal of the Remance extension application denial, the signing of the Formal Agreement, the anticipated receipt of all regulatory approvals for the Formal Agreement and subsequent option terms as necessary, the receipt of any necessary exploration permits from Panamanian regulatory authorities, and other risks and uncertainties as outlined below. Should any of these assumptions prove incorrect, the Company’s final acquisition of the Remance project, and/or its anticipated exploration program for Remance may not occur as planned.]

Details of the terms of the Remance LOI as well as background information about the property are provided in the Company’s 2011 Annual MD&A. No further developments related to the Remance property occurred during Q2 2012.

2.4 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008, concurrent with cessation of drilling at the El Dorado project, in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado since that time, and no significant exploration was undertaken at either Santa Rita or Zamora-Cerro Colorado during Q2 2012. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2012 and beyond, and awaits approval of the re-staked Santa Rita licence.

Readers are referred to the Company’s 2010 MD&A for a thorough description of the Santa Rita and Zamora-Cerro Colorado project claims and exploration targets and the terms of the Zamora-Cerro Colorado option agreement.

[The foregoing paragraph contains forward-looking statements regarding the Company’s plans for the Santa Rita and Zamora-Cerro Colorado projects for fiscal 2012 and beyond. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted, increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2012 and beyond may not occur as planned.]

2.5 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In July 2008 the Company shifted the focus of its grassroots exploration initiatives out of El Salvador to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions and elsewhere along the Pacific Rim. The Company’s identification of the Remance project opportunity and its acquisition of the Hog Ranch joint venture option are a direct result of these efforts. While the Company continues to seek additional high quality projects that fit its exploration focus, there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

3. Results of Operations

For the three month period ended October 31, 2011, Pacific Rim recorded a loss of $(0.8) million or $(0.00) per share, compared to a loss of $(1.3) million or $(0.01) per share for the three month period ended October 31, 2010. The $0.5 million reduction in loss period over period is primarily a result of increased exploration expenses related to the Company’s return to active exploration and increased stock-based compensation expenses related to a stock option grant during Q2 2012 for which there was no comparable item during Q2 2011. These expenses were offset in part by a $(0.4) million unrealized gain on derivative liability recorded for Q2 2012 related to warrants issued by the Company in contrast to an unrealized loss of $0.6 million during Q2 2011.

For the six months ended October 31, 2011, Pacific Rim recorded a loss of $(0.6) million or $(0.00) per share, compared to a loss of $(2.1) million or $(0.02) per share, for the six months ended October 31, 2010. The $1.5 million decrease in net loss period over period is primarily attributable to decreased CAFTA-related costs ($0.2 million for the first six months of fiscal 2012, compared to $0.8 million for the first six months of fiscal 2011) and a $(1.4) million unrealized gain on derivative liability recorded during the first six months of fiscal 2012 (as described above) compared to an unrealized loss of $0.2 million for the same period a year earlier.

3.1 Expenses

Exploration expenses were $0.3 million higher in Q2 2012 than in Q2 2011 ($0.6 million and $0.3 million respectively), owing primarily to exploration activities undertaken throughout the quarter at the Hog Ranch property. General and administrative expenses were $0.2 million during Q2 2012 compared to $0.3 million during Q2 2011. CAFTA/ILES-related expenses totalled $0.1 million during each of Q2 2012 and Q2 2011 reflecting a low level of activity as the Company continues to await a decision on the Jurisdiction Objection (see Section 2.1.4) . Foreign exchange loss was $0.1 million during Q2 2012 compared to a gain of $0.03 million during Q2 2011 reflecting a drop in the value of the Canadian dollar compared to the US dollar period over period. During Q2 2012 the Company recorded an unrealized gain on derivative liability of $(0.4) million (compared to an unrealized loss of $0.6 million during Q2 2011).

3.2 Unusual Items

There were no unusual items in either of Q2 2012 or Q2 2011.

3.3 Summary

Higher exploration and stock-based compensation expenses and a slightly higher foreign exchange loss were offset by a decrease in costs related to the CAFTA/ILES action and a substantial increase in unrealized gains on derivative liability during Q2 2011 compared to the same period a year earlier. As a result, the Company realized a loss and comprehensive loss of $(0.8) million or $(0.00) per share for the three months ended October 31, 2011 compared to a loss and comprehensive loss of $(1.3) million or $(0.01) per share for the same period a year earlier.

4. Summary of Quarterly Results

Summary of Quarterly Results* (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2012 IFRS		Fiscal 2011 IFRS				Fiscal 2010 Canadian GAAP
	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(783)	$212	$(296)	$(1,343)	$(1,287)	$(845)	$(1,726)	$(1,043)
Income (Loss) per share – basic and diluted	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

*The quarterly comparatives from the year ended April 30, 2010 are presented under Canadian GAAP. IFRS transition began on May 1, 2010.

The Company typically incurs a net quarterly loss. Until the most recent two quarterly periods, exploration expenses have generally decreased over the past eight quarters, since the Company elected to significantly reduce exploration in El Salvador in July 2008. Exploration expenses increased during Q1 2012 and Q2 2012 as a result of an increase in activity related to the Hog Ranch project. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to generally lower general and administrative costs. However, with the commencement of the CAFTA/ILES action in early fiscal 2010, legal expenses have increased, largely offsetting the reduced exploration and general and administrative costs. During Q1 2012 the Company realized income for the period as a result of a substantial increase in unrealized gains on its derivative liabilities. The results of operations for each of the past 8 quarterly periods shows no discernable trend or seasonality, and is largely a function of exploration, general and administrative and CAFTA/ILES action expenses realized during each quarter as well as unrealized gains or losses on derivative liability.

5. Liquidity

During the first six months of fiscal 2012 the Company’s cash and cash equivalents increased by $1.4 million from $0.3 million at April 30, 2011 to $1.7 million at October 31, 2011. Short-term investments also increased from $0.8 million at April 30, 2011 to $1.1 million at October 31, 2011. As a result of these increases in cash and cash equivalents and short-term investments, current assets increased by $1.8 million during the first six months of fiscal 2012, from $1.2 million at April 30, 2011 to $3.0 million at October 31, 2011. This increase reflects the cash proceeds of a private placement equity financing undertaken by the Company that closed during Q1 2012 offset by cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA/ILES action.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the CAFTA/ILES arbitration action. The costs for this legal action are substantial and are anticipated to increase should the case proceed to the merits phase. Factors that could affect the availability of financing include the outcome of any rulings pertaining to PacRim’s CAFTA/ILES action, any significant progress on the El Dorado project permitting application that may develop, progress on any of the Company’s exploration properties, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

5.1 Cash Flow Used For Operating Activities

The Company realized a loss from continuing operations of $(0.6) million for the first six months of fiscal 2012. This operating loss includes a number of items not affecting cash including, notably, unrealized gains from derivative liabilities ($(1.4) million during the first six months of fiscal 2012 compared to $0.2 million during the same period a year earlier) and stock based compensation ($0.3 million for the first six months of fiscal 2012 compared to $0.1 million for the same period a year earlier) as well as changes in several non-cash working capital items including a decrease in accounts payable and accrued liabilities of $(0.1) million for the first six months of fiscal 2012 compared to an increase in accounts payable of $0.4 million for the same period a year earlier. As a result, cash flow used for operating activities increased from $(1.4) million for the first six months of fiscal 2011 to $(1.9) million for the first six months of the current fiscal year.

5.2 Cash Flow Used For Investing Activities

During the first six months of fiscal 2012 the Company made net purchases of short term investments of $(0.3) million and nominal purchases of property plant and equipment, compared to short term investment purchases of $(1.0) million and no purchases of property plant and equipment during the first six months of fiscal 2011. As a result, cash flow used for investing activities was $(0.4) million during the first six months of the current fiscal year compared to $(1.0) million the same period of fiscal 2011.

5.3 Cash Flow Provided by Financing Activities

The Company realized $3.7 million in cash flow from financing activities during the first six months of fiscal 2012, compared to $3.3 million in financing cash flow during the same period a year earlier. The first-half fiscal 2012 financing cash flow relates to a private placement financing that closed on May 3, 2011, in which gross proceeds of CDN $3,696,000 was raised through the issuance of 17,600,000 units (“Units”) at a price of CDN $0.21 per Unit. Each Unit issued in this financing consists of one common share in the Company and one half of one non-transferable share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing.

The first-half fiscal 2011 financing cash flow relates to a private placement financing that closed on October 8, 2010 in which a total of CDN $3,332,000 was raised through the sale of 19,600,000 Units of the Company at a price of CDN $0.17 per Unit, consisting of one common share in the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing.

5.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of October 31, 2011, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$51	$31	$20	-	-
Accounts Payable and Accrued Liabilities	$1,500	$1,500	-	-	-
Total	$1,551	$1,531	$20	-	-

6. Capital Resources and Financial Condition

6.1 Working Capital

At October 31, 2011, the value of the Company’s current assets was $3.0 million, compared to $1.2 million at April 30, 2011, an increase of $1.8 million. The increase in current assets from the end of fiscal 2010 to the end of Q2 2012 is primarily a result of the addition of cash from the sale of securities under a private placement financing as outlined in Section 5.3 above, offset by expenditures of cash on exploration and general and administrative costs as well as expenditures related to PacRim’s CAFTA/ILES action. Resource property balances at October 31, 2011 were negligibly higher than the April 30, 2011 balance ($5.49 million and $5.45 million respectively).

At October 31, 2011 the Company had current liabilities of $1.5 million, marginally lower than the April 30, 2011 balance of $1.6 million due to a slight decrease in accounts payable and accrued liabilities. Of the accounts payable and accrued liability balances, $1.4 million at both October 31, 2011 and April 30, 2011 is due to one vendor associated with PacRim’s arbitration action.

The $1.8 million increase in current assets combined with the marginal decrease in current liabilities, resulted in a $1.9 million increase in working capital from $(0.4) million at the end of fiscal 2011 to $1.5 million at the end of Q2 2012.

6.2 Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company has commenced a Phase 1 exploration program at the Hog Ranch property, completing several months of field work including geological and structural mapping, soil sampling, and data analysis and is currently interpreting the results of this work in preparation for selection of drill targets. A Phase 1 drill program is anticipated for Hog Ranch in mid- calendar 2012. As described in Section 2.3 and elsewhere, acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for conducting a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that its planned exploration programs as outlined above (including drilling at Hog Ranch), to be conducted through the remainder of fiscal 2012 and into early fiscal 2013, will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. With the cash balances currently on hand the Company believes it has the financial resources required to carry out its ongoing exploration initiatives, not including drilling of the Hog Ranch property or the contingent exploration expenditures related to the potential Remance acquisition and not including future CAFTA/ILES costs. The Company anticipates the requirement for additional financing during or subsequent to fiscal 2012 in order to fund the Hog Ranch drill program, and ongoing and future exploration programs.

[The foregoing paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in fiscal 2012 and beyond. This expectation is based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; anticipated exploration plans for the Hog Ranch property; the potential acquisition of the Remance property; the availability and accessibility of additional projects the Company may be interested in acquiring; the availability of sufficient working capital; and, if necessary, access to financing. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2012and beyond may not occur as planned.]

The Company’s general and administrative costs are expected to remain stable during the remainder of fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration claim are expected to continue at present or modestly higher levels during the coming months, and are directly related to the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.4 related to the CAFTA/ILES arbitration action and is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses during fiscal 2012, the Company’s efforts to address its outstanding liability related to the CAFTA/ILES action, and the requirement for additional financing to fund future legal costs and/or general working capital expenses and exploration programs. These statements are based on management’s assumption that the CAFTA/ILES action will continue through fiscal 2012 and beyond and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA/ILES action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at October 31, 2011, the Company has working capital of $1.5 million, has incurred losses since inception and has an accumulated deficit of $88.5 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. The Company will need to raise additional funds during or subsequent to fiscal 2012 to support exploration and administration expenses as well as its costs under PacRim’s CAFTA/ILES arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include progress in obtaining the sought-after El Dorado mining permits, progress on or resolution of the CAFTA/ILES claim including the outcome of the Jurisdiction Objection, results from the Hog Ranch Phase 1 exploration program, the completion of the Remance project acquisition and/or the acquisition of other exploration projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

6.3 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

7. Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the Hog Ranch joint venture option, which involves future payments of shares (see Section 2.2) and the potential Remance project acquisition, which if completed, will involve payments of cash and shares (see Section 2.3), there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

8. Related Party Transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during the six month ending October 31, 2012 was $69 thousand.

9. Critical Accounting Policies and Estimates

The details of the Company’s accounting policies are presented in Note 3 of the interim consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

9.1 Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on the Company’s experience and Management’s expectations about future events that are believed to be reasonable under the circumstances, and they are continually being evaluated based on the new facts and experience. Actual results may differ from these estimates and assumptions. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a NI 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA and the Investment Law of El Salvador. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA/ILES claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at October 31, 2011, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at October 31, 2011 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of October 31, 2011. To date, the Company’s discussions with its legal counsel representing the Company in the CAFTA/ILES arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Annual Report), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2, 3 and 4 to the Q2 2012 interim consolidated financial statements for additional information about Accounting Estimates and Policies.

Mineral Properties and Exploration Costs

The Company capitalizes the direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts are uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

9.2 Conversion to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011 Canadian publicly listed companies were required to prepare financial statements in accordance with IFRS for interim and annual periods. Due to the requirement to present comparative financial information, the effective transition date is May 1, 2010. The three months ended October 31, 2011 is the Company’s second reporting period under IFRS.

The standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. The International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Note 13 to the consolidated interim financial statements included contains more detail on the Company’s key Canadian GAAP to IFRS differences, its accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods. A summary of these differences is presented below:

(all amounts in thousands of U.S. Dollars)

	April 30, 2011	October 31, 2010
Total Assets under Canadian GAAP and IFRS	$6,681	$8,830

Total Liabilities Under Canadian GAAP	$2,688	$3,051
Adjustments
Deferred income tax recorded on acquisition of an asset	(1,046)	(1,046)
Derivative Liability	1,649	2,104
Total Liabilities Under IFRS	$3,291	$4,109

Total Equity Under Canadian GAAP	$3,993	$5,779
Adjustments
Deferred income tax recorded on acquisition of an asset	1,046	1,046
Derivative liability	(1,649)	(2,104)
Total Equity Under IFRS	$3,390	$4,721

		For the Six Months
	For the Year Ended	Ended
	April 30, 2011	October 31,2010

Total Net Loss Under Canadian GAAP	$4,002	$1,909
Adjustment
Derivative liability	(247)	207
Total Net Loss Under IFRS	$3,755	$2,116

Derivative Liability

Under Canadian GAAP, warrants included in financings are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Warrants that have been issued to agents for services provided for a capital raising transaction are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of share issuance costs of $1,482 thousand, decreased the contributed surplus by $2,324 thousand and decreased the deficit at transition by $842 thousand.

During the year ended April 30, 2011, the Company recorded a warrant revaluation income of $247 thousand resulting from the mark-to-market impact of this derivative liability.

As at April 30, 2011, to have the Company compliant with IFRS, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 thousand and decreased the contributed surplus by $2,722 thousand and decreased the deficit by $1,073 thousand.

Warrants that have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

Taxes

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 thousand to $nil, a decrease of $1,046 thousand and a corresponding decrease in the deficit.

10. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

10.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the CAFTA action during fiscal 2012 and beyond. The Company will require financing during or subsequent to fiscal 2012 to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in Section 6, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 6), Risks and Uncertainties (Section 13) and Outlook (Section 15).

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities during fiscal 2012 and beyond, as well as management’s assessment that it will require future financing in order to fund expenses related to the ongoing CAFTA/ILES claim initiated by PacRim during fiscal 2009. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the CAFTA/ILES claim will continue during fiscal 2012 and beyond, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the CAFTA/ILES claim if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company.]

10.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

10.3 Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At October 31, 2011 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $130 thousand in the Company’s net earnings. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

10.4 Fair Values

The carrying value of receivables approximated their fair value because of the short-term nature of these investments. The fair value of accounts payable and accrued liabilities is below the carrying values given the Company's current liquidity risk.

10.5 Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

11. Environmental Matters

11.1 U.S. Operations

The Company’s US operations are subject to federal, state and local environmental laws and regulations. The Company’s US interests consist of the Hog Ranch property (an early-stage exploration property) and its prior ownership of the Denton-Rawhide operation.

A thorough description of potential environmental liabilities related to the Company’s US property interests, as well as its efforts to mitigate environmental risks at its US properties is provided in the Company’s 2011 MD&A.

11.2 International Operations

The Company’s international exploration properties, currently located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

A thorough description of potential environmental liabilities related to the Company’s International property interests, as well as its efforts to mitigate environmental risks at its Salvadoran properties is provided in the Company’s 2011 MD&A.

12. Controls and Procedures

12.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the three months ended October 31, 2011 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

12.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change to the Company’s internal controls over financial reporting during the three months ended October 31, 2011 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

12.3 Material Weakness in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO evaluated the effectiveness of the Company’s disclosure controls and procedures and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at October 31, 2011.

Based on that assessment, management concluded that, as at October 31, 2011, the Company’s internal control over financial reporting and disclosure controls and procedures were not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

13. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently cyclical and risky. Exploration is also capital intensive and the Company has no source of income. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company. The most significant risks and uncertainties faced by the Company include (in no specific order) but are not limited to:

  Risks related to financing and the Company’s ability to secure funding necessary to maintain its business operations
  Risks related to operating in foreign jurisdictions including: political and economic stability, permitting, rule of law, social unrest, corruption and regulations
  Risks related to the Company’s title to its properties
  Risks related to maintenance of exchange listing and/or foreign private issuer status
  Risks related to exploration, development and operation including the possibility that the Company will not find mineralization that is economic to extract, or will be unable to secure the financing necessary to bring a project into production
  Risks related to the reliability of mineralization estimates
  Risks related to environmental regulation, environmental hazards and reclamation liabilities
  General economic risks, and
  Risks related to the Company’s reliance on a small number of key individuals to carry out its mandate.

For a more detailed discussion of risks and uncertainties faced by the Company, refer to the Company’s 2011 MD&A and/or Annual Information Form filed for the year ended April 30, 2011.

14. Outstanding Share Data

The following table outlines the common shares, options and warrants outstanding at and subsequent to the Company’s last year end to December 12, 2011:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2011	150,568,308	10,295,000	23,531,000
Issued May 1 to July 31, 2011	18,033,400	nil	9,633,100
Forfeited or expired May 1 to July 31, 2011	nil	nil	nil
Balance on July 31, 2011	168,601,708	10,295,000	33,164,100
Issued August 1 to October 31, 2011	nil	3,435,000	nil
Forfeited or expired August 1 to October 31, 2011	nil	905,000	nil
Balance on October 31, 2011	168,601,708	12,825,000	33,164,100
Issued November 1 to December 12, 2011	nil	nil	nil
Forfeited or expired November 1 to December 12, 2011	nil	nil	nil
Balance on December 12, 2011	168,601,708	12,825,000	33,164,100

15. Outlook

The Company has commenced a Phase 1 exploration program at its recently acquired Hog Ranch property in Nevada, which will continue through the remainder of fiscal 2012 and into early fiscal 2013 and comprise field mapping and sampling, geochemical surveying and eventually an estimated 10-15-hole drill program to test both the near surface and underground vein potential of this known gold district. It was previously anticipated that drilling at Hog Ranch would commence in early calendar 2012. However, the Hog Ranch drilling program is contingent on a number of factors including the requirement for additional funding, receipt of a drill permit and sourcing of a drill contractor. As a result of the Company’s understanding of the timelines in obtaining these items, the Hog Ranch drill program is not currently expected to commence until mid-calendar 2012.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to seek new project opportunities in North and Central America.

The Company believes its principal risks are its ability to fund ongoing and future exploration programs and ongoing general and administrative expenses, impending rulings pertaining to PacRim’s CAFTA/ILES arbitration and the Company’s ability to fund the ongoing action to a just conclusion, its ability to acquire new exploration projects of merit, and its ability to maintain its TSX listing. The Phase 1 Hog Ranch exploration program will consume the bulk of the Company’s cash resources earmarked for exploration during fiscal 2012 and is expected to cost approximately $1.5 million through to completion of the anticipated Phase 1 drill program. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program that is anticipated to cost approximately $1.0 million, as per the terms of its Remance letter of intent. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2012 and for the foreseeable future. The Company anticipates that it will require additional financing in late fiscal 2012 or early fiscal 2013 in order to fund its planned exploration, administrative and legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2012 and beyond, its intent to continue exploration activities on the Hog Ranch property, its intent to forego signing the final Remance option agreement unless the exploitation concession extension denial is overturned , its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2012 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration action are expected to continue at present or modestly higher levels as during fiscal 2012, and are directly dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the arbitration and/or for general working capital expenses and/or future expenses related to the CAFTA/ILES claim.

[The previous paragraph contains forward-looking statements regarding anticipated general and administrative expenses and anticipated expenditures related to the CAFTA/ILES action, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA/ILES action. These statements are based on management’s assumption that the CAFTA/ILES action will continue through fiscal 2012 and beyond, and the anticipated costs of pursuing this action, and on anticipated costs for general and administrative expenses through the coming year. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless the Company’s international diplomatic efforts are successful, PacRim’s CAFTA/ILES arbitration action is expected to proceed during fiscal 2012 and beyond. The Company is currently awaiting a ruling from the ICSID Tribunal Panel on the GOES’s Jurisdiction Objection, which will most likely be forthcoming in early calendar 2012. The Company may seek traditional or alternative financing arrangements during or subsequent to fiscal 2012 specifically ear-marked for legal expenses.

[The foregoing section contains forward-looking statements regarding the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

16. Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly; the Company’s 20-F (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

17. NI 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.